KIRKLAND LAKE GOLD REPORTS RECORD PRODUCTION IN FOURTH QUARTER AND FULL-YEAR 2021

Toronto, Ontario - January 17, 2022 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced record quarterly and full-year production for the fourth quarter of 2021 ("Q4 2021") and full-year of 2021 ("FY 2021"), respectively. Q4 2021 production totalled 380,472 ounces driven by record quarterly production at Detour Lake Mine of 210,980 ounces and a 33% increase in production at the Macassa Mine compared to the previous quarter ("Q3 2021") to 61,336 ounces. For FY 2021, consolidated production totalled 1,432,616 ounces, which exceeded both the Company's original FY 2021 production guidance issued on December 10, 2020 of 1,300,000 - 1,400,000 ounces as well as improved guidance for the year of 1,350,000 - 1,400,000 ounces issued on November 3, 2021. The outperformance versus guidance was largely driven by Fosterville Mine, where FY 2021 production of 509,601 ounces was significantly higher than original guidance of 400,000 - 425,000 ounces and compared favourably to improved guidance of approximately 500,000 ounces. The record 1,432,616 ounces of production in FY 2021 was 5% higher than 1,369,652 ounces for full-year 2020 ("FY 2020"). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Highlights of Q4 2021 and FY 2021 Production Results

  Record consolidated production in Q4 2021 of 380,472 ounces, a 3% increase from both 369,434 ounces in the fourth quarter of 2020 ("Q4 2020") and 370,101 ounces in Q3 2021; Record production of 1,432,616 ounces in FY 2021, a 5% increase from 1,369,652 ounces in FY 2020

  Gold poured of 385,702 ounces in Q4 2021 versus 373,095 ounces in Q4 2020 and 370,487 ounces in Q3 2021; FY 2021 gold poured of 1,430,602 ounces, 5% higher than 1,364,412 ounces in FY 2020

  Gold sales totalled 385,850 ounces in Q4 2021 at an average realized price(1) of $1,795 per ounce compared to gold sales of 371,009 ounces at an average realized price(1) of $1,875 per ounce in Q4 2020 and 372,100 ounces at an average realized price(1) of $1,791 per ounce the previous quarter; FY 2021 gold sales totalled 1,430,554 ounces at an average realized price(1) of $1,797 per ounce versus 1,388,944 ounces at an average realized price(1) of $1,772 per ounce in FY 2020

  Record quarterly and full-year production at Detour Lake of 210,980 ounces in Q4 2021 and 712,824 ounces for FY 2021; Q4 2021 production increased 38% from 153,143 ounces in Q4 2020 and 12% from 189,233 ounces in Q3 2021; FY 2021 production increased 38% from 516,757 ounces for the 11 months in 2020 after Detour Lake was acquired on January 31, 2020 (included in the Company's reported operating and financial results) and 27% from 563,253 ounces for FY 2020; FY 2021 production was near the top Detour Lake's original FY 2021 guidance of 680,000 - 720,000 ounces and was in line with improved guidance of 700,000 - 720,000 ounces

  Significant production outperformance at Fosterville in both Q4 2021 and FY 2021 with Q4 2021 production of 108,156 ounces and FY 2021 production totalling 509,601 ounces; Q4 2021 production compared to 164,008 ounces in Q4 2020 and 134,772 ounces in Q3 2021; FY 2021 production of 509,601 ounces was close to 100,000 ounces higher than the mid-point of the original FY 2021 guidance of 400,000 - 425,000 ounces and achieved improved guidance of approximately 500,000 ounces; FY 2021 production compared to production of 640,467 ounces in FY 2020

  Strong production at Macassa in Q4 2021 totalling 61,336 ounces, a 17% increase from 52,283 ounces in Q4 2020 and 33% higher than 46,097 ounces in Q3 2021; Production in FY 2021 totalled 210,192 ounces, 15% higher than 183,037 ounces in FY 2020; FY 2021 production compared to original FY 2021 production guidance of 220,000 - 255,000 ounces and achieved the top end of revised guidance issued on November 3, 2021 of 190,000 - 210,000 ounces.

Other Highlights of Q4 2021

  Shareholder approval received for proposed merger of equals (the "Merger") with Agnico Eagle Mines Limited ("Agnico Eagle"), Merger targeted for completion between late January and mid-February 2022
    The Merger was approved by both Kirkland Lake Gold and Agnico Eagle shareholders at special meetings of shareholders held on November 26, 2021, with approval from the Ontario Superior Court of Justice received on December 1, 2021; Closing of the Merger is expected between late January and mid-February, subject to approval by the Australian Foreign Investment Review Board ("FIRB") and satisfaction or waiver of certain other customary closing conditions

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  Following the closing of Merger and the completion of consolidated budgets, the release of consolidated 2022 guidance for the combined company is targeted for the second half of February 2022
  Continued exploration success: New high-grade mineralization was identified at Detour Lake both within and outside the new Mineral Resource pit shell established with the Mid-Year 2021 Mineral Resource estimates, which included a 10.1-million-ounce increase in open-pit Measured and Indicated Mineral Resources; At Fosterville, a revised drill assay result down-plunge of the Swan Zone significantly increased the grade of a previously-released intercept 500 metres ("m") down-plunge of the deepest Mineral Reserves to 207 grams per tonne ("g/t") over 2.6 m (estimated true width of 2.2 m) from 51.7 g/t over 2.6 m (estimated true width of 2.2 m) previously

  Sinking phase of #4 Shaft project at Macassa completed: Sinking of the #4 Shaft reached 6,372 feet as of December 31, 2021 with completion of the sinking phase of the project, to 6,400 feet, completed as of January 12, 2022; Remaining work includes construction of the loading pocket and other infrastructure as well as additional development to connect the #4 Shaft to current mining operations, with full project completion on track for late 2022

  Increased financial strength with cash of $940.0 million with no debt at December 31, 2021 versus $822.4 million at September 30, 2021 and $847.6 million at December 31, 2020; Increase in cash from December 31, 2020 achieved after returning $383.4 million to shareholders through share repurchases and dividend payments during FY 2021.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "We finished 2021 with a record quarter of performance, driven by record production at Detour Lake, a strong finish to the year at Macassa and higher than planned production at Fosterville as the mine continued to achieve favourable grade performance. At the same time that we generated record operating results and continued to build our financial strength, we also made significant progress towards completing the Merger with Agnico Eagle, through which we will create a new industry leader with low unit costs, the best risk profile, excellent financial strength, an extensive growth pipeline and leadership in key areas of environmental, social and governance. We received shareholder approval for the Merger near the end of November, followed by the approval of the Ontario Superior Court of Justice on December 1, 2021, and are now awaiting Foreign Investment Review Board approval in Australia. Based on expected timelines, we are targeting closing of the Merger between late January and mid-February, after which we plan to finalize the consolidated 2022 budget for the new Agnico Eagle and to release consolidated guidance to the market in the second half of February.

"Focusing on the Kirkland Lake Gold assets, on a preliminary basis, both Detour Lake and Fosterville entered 2022 well positioned to achieve production during the year in line with previously-issued guidance (included in three-year production guidance released on December 10, 2020). At Macassa, we are reviewing the operation to assess opportunities to incorporate Agnico Eagle's Amalgamated Kirkland Zone into the mine plan, to address ongoing performance and supply chain issues related to batteries and our battery-powered haul fleet, and to evaluate future plans for the near-surface ramp and mineralized zones. Based on work to date, we expect a reduction in production in 2022 from levels included in our previously-issued three-year guidance."

1) See "Non-IFRS Measures" beginning on page 37 of the Company's MD&A for the three and nine months ended September 30, 2021.

COVID-19 Update

With the increase in COVID-19 cases in both Canada and Australia resulting from the spread of the Omicron variant, the Company is experiencing reduced workforce levels and some disruption to operations at all three of its operating mines. The Company's top priority is the health and safety of its people and, as such, it is intensifying its testing and other protocols related COVID-19 while also working diligently to mitigate operational disruptions. At the present time, it is too early to determine what impact, if any, the current COVID-19 environment may have on production at Detour Lake, Macassa and Fosterville in the first quarter and full-year 2022.

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Q4 and FY 2021 Production Results

	Q4 2021	Q4 2020	Q3 2021	FY 2021	FY 2020
Detour Lake[1]
Ore Milled (tonnes)	6,303,150	5,829,230	6,197,915	24,084,722	21,091,938
Grade (g/t Au)	1.14	0.89	1.04	1.00	0.83
Recovery (%)	91.4	91.8	91.6	91.7	91.3
Gold Production (ozs)	210,980	153,143	189,233	712,824	516,757
Fosterville
Ore Milled (tonnes)	153,124	183,635	180,255	677,899	593,343
Grade (g/t Au)	22.3	28.1	23.6	23.7	33.9
Recovery (%)	98.6	98.9	98.7	98.6	98.9
Gold Production (ozs)	108,156	164,008	134,772	509,601	640,467
Macassa
Ore Milled (tonnes)	89,772	74,353	76,587	333,386	312,758
Grade (g/t Au)	21.6	22.4	19.1	20.0	18.6
Recovery (%)	98.2	97.7	98.2	98.1	97.7
Gold Production (ozs)	61,336	52,283	46,097	210,192	183,038
Holt Complex[2]
Ore Milled (tonnes)	-	-	-	-	215,318
Grade (g/t Au)	-	-	-	-	4.5
Recovery (%)	-	-	-	-	93.6
Gold Production (ozs)	-	-	-	-	29,390
Total Consolidated Production (ozs)[3]	380,472	369,434	370,101	1,432,616	1,369,652
Total Consolidated Gold Sales (ozs)	385,850	371,009	372,100	1,430,554	1,388,944

1) The Detour Lake Mine was acquired on January 31, 2020. FY 2020 production represents output from that date to December 31, 2020.

2) The Holloway Mine, a component of Holt Complex, was placed on care and maintenance in March 2020 with no plans for a resumption of operations. The remainder of the Holt Complex was placed on temporary suspension effective April 2, 2020 as part of the Company's COVID-19 response. In July 2020, the Company announced that operations at the Holt Complex would remain suspended until further notice.

3) Production numbers may not add to totals due to rounding.

Performance Against FY 2021 Production Guidance

	Detour Lake	Fosterville	Macassa	Consolidated
Original 2021 Guidance (,000 ozs) (as at Dec. 10/2020)	680 - 720	400 - 425	220 - 255	1,300 - 1,400
Revised 2021 Guidance (,000 ozs) (as at Nov. 3/2021)	700 - 720	500	190 - 210	1,350 - 1,400
FY 2021 Production (ozs)	712,824	509,601	210,192	1,432,616

Review of Operations

Detour Lake

Detour Lake achieved record quarterly and annual production in 2021. Production in Q4 2021 totalled 210,980 ounces reflecting record levels of mill throughput, totalling 6,303,150 tonnes, and a record quarterly average grade of 1.14 g/t, with mill recoveries averaging 91.4%.  Q4 2021 production increased 38% from 153,143 ounces in Q4 2020, based on processing 5,829,230 tonnes at an average grade of 0.89 g/t and average mill recoveries of 91.8%, and 189,233 ounces the previous quarter, resulting from processing 6,197,915 tonnes at an average grade of 1.04 g/t and average mill recoveries of 91.6%.  The increase in production quarter over quarter mainly reflected a significant improvement in the average grade, with production in Q4 2021 focused on some of the highest-grade areas included in the Phase 2 mining plan, as well as increased tonnes processed largely due the favourable impact of mill enhancements completed during 2021.

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Production at Detour Lake for FY 2021 totalled 712,824 ounces, which resulted from processing 24,084,722 tonnes at an average grade of 1.00 g/t and average recoveries of 91.7%. Production in FY 2021 increased 38% from 516,757 ounces for the 11 months following the acquisition of Detour Lake on January 31, 2020 to December 31, 2020 and was 27% higher than the 563,253 ounces produced for the full 12-month period ending December 31, 2020.

Fosterville

The Fosterville Mine produced 108,156 ounces in Q4 2021, which exceeded target levels for the quarter resulting mainly from a higher-than-expected average grade. The 108,156 ounces of production was based on processing 153,124 tonnes at an average grade of 22.3 g/t and average mill recoveries of 98.6%. Q4 2021 production compared to production of 164,008 ounces in Q4 2020 based on processing 183,635 tonnes at an average grade of 28.1 g/t and average mill recoveries of 98.9% and 134,772 ounces the previous quarter resulting from processing 180,255 tonnes at an average grade of 23.6 g/t and average recoveries of 98.7%.

Production at Fosterville for FY 2021 totalled 509,601 ounces based on processing 677,899 tonnes at an average grade of 23.7 g/t and average mill recoveries of 98.6%.  FY 2021 production was well above the original guidance for the year of 400,000 - 425,000 ounces and achieved the revised guidance (issued on November 3, 2021) of approximately 500,000 ounces. FY 2021 production compared to production of 640,467 ounces in FY 2020 which resulted from processing 593,343 tonnes at an average grade of 33.9 g/t and average mill recoveries of 98.9%.

Macassa

Production at Macassa in Q4 2021 totalled 61,336 ounces based on processing 89,772 tonnes at an average grade of 21.6 g/t and average recoveries of 98.2%. Q4 2021 production was 17% higher than 52,283 ounces in Q4 2020 (74,353 tonnes processed at an average grade of 22.4 g/t and average mill recoveries of 97.7%) and increased 33% from 46,097 ounces the previous quarter (76,587 tonnes processed at an average grade of 19.1 g/t and average mill recoveries of 98.2%). Higher tonnes processed in Q4 2021 compared to both prior periods mainly reflected an increase in tonnes mined with the improvement in the average grade compared to the previous quarter largely due to mine sequencing.

Production at Macassa for FY 2021 totalled 210,192 ounces, based on processing 333,386 tonnes at an average grade of 20.0 g/t and average recoveries of 98.1%. FY 2021 increased 15% from 183,038 ounces for FY 2020 (312,758 tonnes processed at an average grade of 18.9 g/t and average mill recoveries of 97.7%) reflecting higher tonnes processed and an increase in the average grade.  FY 2021 production compared to the original production guidance of 220,000 - 255,000 ounces and achieved the high-end of revised guidance of 190,000 - 210,000 ounces.

Holt Complex

Operations were suspended at the Holt Complex effective April 2, 2020.  As a result, there was no production from Holt Complex during Q4 and FY 2021. For FY 2020, production from Holt Complex totalled 29,390 ounces, of which 28,584 ounces were produced during Q1 2020.

Qualified Person

Natasha Vaz, P.Eng., Chief Operating Officer, is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a low-cost senior gold producer operating in Canada and Australia that produced 1,432,616 ounces in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

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For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding future production, including estimates and projections with respect to full year guidance, Mineral Reserve growth and the expectation of exploration success at the Company's assets, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, the anticipated closing date of the Merger with Agnico Eagle including the anticipated timing of receipt of the Foreign Investment Review Board of Australia's ("FIRB") approval of the Merger, and anticipated benefits and potential synergies associated therewith, the expectations regarding the effects of the Merger, including the ability of the combined company to successfully achieve its business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, timing of the new life of mine plan at Detour Lake Mine and the anticipated results thereon, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to the Company's forward looking production outlook, future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, anticipating timing and effects of the #4 shaft project, the anticipated overall impact of the Company's COVID-19 response plans including measures taken by the Company to reduce the spread of COVID 19, the spread of the Omicron variant and the impact of COVID-19 on the Company's workforce, contractors and suppliers, and changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflects Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID-19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic, its ability to reduce the spread of COVID-19 through the implementation of various COVID-19 screening and health and safety protocols and the risk of future shut downs as a result thereof; future development and growth potential of the Company's projects; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales, future exploration activities planned at the Canadian and Australian properties; the ability to complete the Merger with Agnico Eagle and the anticipated timing thereof, the potential impact of the consummation of the Merger with Agnico Eagle on relationships, including with regulatory bodies, employees, suppliers and competitors, risks relating to the integration of the Company and Agnico Eagle on closing of the Merger, the re-rating potential of the combined company following the consummation of the Merger, risks relating to government regulations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks associated with the integration of Detour Gold; risks related to various expansion projects, recovery rates, mill throughput, optimization, including the costs and other estimates on which such projections are based; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2020 and financial statements and related MD&A for the financial years ended December 31, 2020 and 2019, and the nine months ended September 30, 2021, filed with the securities regulatory authorities in certain provinces of Canada and available on SEDAR and EDGAR. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

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Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this press release may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

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